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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ---------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its results of business operations for the third quarter of 2006.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's plan to proceed with its production and operation in an orderly manner;

     o the Registrant's plan to actively responding to market changes both at home and abroad; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                    (PETROCHINA COMPANY LIMITED LETTERHEAD)

              PETROCHINA MAINTAINS STABLE GROWTH IN KEY OPERATIONS
                            FOR THIRD QUARTER OF 2006

16 October 2006, Beijing - PetroChina Company Limited ("PetroChina" or the "Company," SEHK stock code 0857; NYSE symbol PTR) announced today that its business operations continued to advance ahead in a smooth manner in the third quarter of 2006, with key operational indicators improving steadily from those of the corresponding period last year.

In the third quarter of 2006, PetroChina prevailed over the impact of floodings that took place in some oil fields and achieved stable operation as planned. The Company's crude oil output reached 207 million barrels. Natural gas production was carried out with the aim of achieving planned safe and stable supply. Output of natural gas in four key gas production regions including Tarim, Changqing, Qinghai and Southwest increased further, with the total output of marketable natural gas reaching 322.4 billion cubic feet. For the period from January to September this year, the Company saw relatively rapid growth in its oil

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and gas production as its accumulated total output amounted to 793 million barrels of oil equivalent, representing an increase of 43.4 million barrels, or
5.8 percent, from the same period in 2005. Of this, accumulated crude oil output reached 626 million barrels, representing an increase of 1 percent from the same period last year, and accumulated output of marketable natural gas stood at 1,007.1 billion cubic feet, representing an increase of 28.4 percent from the same period in 2005.

In the third quarter of 2006, PetroChina continued to achieve growth in its crude oil refining volume compared with the corresponding period the previous year, as the Company spared no effort to run its refining facilities at full capacity whilst ensuring production safety and further optimizing its resources allocation. The Company processed 188 million barrels of crude oil, as well as produced 5.18 million tons of gasoline, 10.679 million tons of diesel and 0.544 million tons of kerosene. For the period from January to September this year, the Company processed a total of 581 million barrels of crude oil, representing a growth of 17.9 million barrels, or 3.2 percent, from the same period in 2005. At the same time, the Company further improved the quality of its refined products and continuously optimized its product mix. For the period from January to September this year, the output of high-grade gasoline increased by nearly one million tons compared to the same period the previous year.

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The building of marketing network of the Company achieved new progress in the third quarter of 2006. The Company expanded large scale and profitable wholly-owned service stations into major metropolitan areas as well as along highway routes. By the end of September, PetroChina's service stations totaled 17,934, representing an increase of 555 stations, or 3.19 percent, from the same period last year.

In the third quarter of 2006, the Company's chemical business attained pre-set production targets with the output of key chemical products increasing further. The Company produced 520,000 tons of ethylene, 728,000 tons of synthetic resin, and 77,000 tons of synthetic rubber. For the period from January to September this year, the output of high value-added products including ethylene increased at a faster rate, with the accumulated production volume reaching 1.523 million tons of ethylene, 2.253 million tons of synthetic resin, and 0.232 million tons of synthetic rubber. This represented an increase of 7 percent, 10.7 percent, and 11 percent, respectively from the same period last year.

In the third quarter, the construction of key projects for the chemicals segment also proceeded well. The Company's Tarim chemical fertilizer production project, which has a capacity of producing 450,000 tons of synthetic ammonia and 800,000 tons of urea per annum, as well as

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Fushun Petrochemical project, which would boost the annual ethylene production capacity of the facility to one million tons, broke ground in the third quarter of the year. Moreover, a number of core projects including that with an annual capacity of 200,000-ton polypropylene at Dalian Petrochemical Company and the one with an annual capacity of 300,000-ton methanol at Qinghai Oilfield Company have also completed construction and been brought into operations. This added to the strengths for further development of the Company's chemical business.

Furthermore, PetroChina made further development in its major pipeline projects in the third quarter of the year. Whilst the Alashankou-Dushanzi Crude Oil Pipeline started commercial operations during the quarter, the Urumqi-Lanzhou Refined Oil Product Pipeline in Western China has also been put into service. Additionally, the construction work of the Huai-Wu Connection Line linking to the West-East Gas Pipeline and Zhongxian-Wuhan Gas Pipeline advanced as planned. The Ji-Ning Connection Line of the Second Shaanxi-Beijing Gas Pipeline also commenced gas supply to the city of Jinan.

Looking ahead, PetroChina will continue to proceed with its production and operation in an orderly manner as planned whilst actively responding to market changes both at home and abroad with an aim to achieve its full-year business goals and ensure the Company's sustainable growth in the long term.

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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010        Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam               Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672    Email: helen.lam@hillandknowlton.com.hk

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PetroChina Company Limited



Dated: October 17, 2006                      By:     /s/ Li Huaiqi
                                                 -------------------------------
                                             Name:   Li Huaiqi
                                             Title:  Company Secretary